                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (AMENDMENT NO. 6)(1)

                                   Dynegy Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Class A Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   26816Q 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Jack S. Mustoe                              Alan Talkington
Senior Vice President, Legal              Orrick, Herrington & Sutcliffe LLP
     and General Counsel                           400 Sansome Street
  NOVA Chemicals Corporation                    San Francisco, CA  94111
 1550 Coraopolis Heights Road                        (415) 773-5762
    Moon Township, PA  15108
        (412) 490-4511
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

-------------------------
1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 26816Q 101                  13D                 PAGE OF 2 OF 8 PAGES

------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                NOVA Gas Services (U.S.) Inc.

------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                      (b) /X/

------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
                 WC, OO

------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              / /

------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

------------------------------------------------------------------------------
                     7  SOLE VOTING POWER            3,937,589

    NUMBER OF    -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER          0
  BENEFICIALLY
    OWNED BY     -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER       3,937,589
    REPORTING
   PERSON WITH   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER     0

------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,937,589

------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   /X/

------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.69%

------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                 CO

------------------------------------------------------------------------------

CUSIP NO. 26816Q 101                  13D                 PAGE OF 3 OF 8 PAGES


------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                NOVA Chemicals Corporation

------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                      (b) /X/

------------------------------------------------------------------------------
3       SEC USE ONLY

------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
                 WC, OO

------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                              / /

------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Alberta, Canada

------------------------------------------------------------------------------
                     7  SOLE VOTING POWER            0

    NUMBER OF    -------------------------------------------------------------
     SHARES          8  SHARED VOTING POWER          3,937,589
  BENEFICIALLY
    OWNED BY     -------------------------------------------------------------
      EACH           9  SOLE DISPOSITIVE POWER       0
    REPORTING
   PERSON WITH   -------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER     3,937,589

------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 3,937,589

------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                   /X/

------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.69%

------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
                 HC

------------------------------------------------------------------------------

CUSIP NO. 26816Q 101                  13D                 PAGE OF 4 OF 8 PAGES


                  NOVA Gas Services (U.S.) Inc. (the "Reporting Person") and NOVA Chemicals Corporation, an Alberta, Canada corporation ("NOVA") and the ultimate parent of the Reporting Person, hereby amend the single joint statement on Schedule 13D, as amended by Amendments 1, 2, 3, 4 and 5 (the "Schedule 13D"), filed with the Securities and Exchange Commission, which statement relates to the shares of Class A Common Stock, no par value (the "New Common Stock"), of Dynegy Inc., an Illinois corporation (the "New Issuer"). The Schedule 13D previously related to the common stock of Dynegy Inc., a Delaware corporation, which were exchanged in the Merger described in the Schedule 13D for shares of the Common Stock (and, in certain cases, cash).

ITEM 1.           SECURITY AND ISSUER.

Item 1 shall be deleted and replaced with the following:

                  This Statement relates to the Class A Common Stock, no par value per share (the "New Common Stock"), of Dynegy Inc., an Illinois corporation (the "New Issuer"), whose principle offices are at 1000 Louisiana, Suite 5800, Houston, Texas 77002.

ITEM 2.           IDENTITY AND BACKGROUND.

Item 2 shall be deleted and replaced with the following:

                  (a, b, c and f) This Statement is being filed by (i) NOVA Gas Services (U.S.) Inc., a Delaware corporation (the "Reporting Person"), and (ii) NOVA Chemicals Corporation (known prior to January 1, 1999 as NOVA Corporation), an Alberta, Canada, corporation ("NOVA"). The Reporting Person is a wholly owned subsidiary of NOVA Investments (U.S.) Inc. which is, in turn, a wholly owned subsidiary of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltee., which is, in turn, a wholly owned subsidiary of NOVA Petrochemicals Ltd., which is in turn a wholly owned subsidiary of NOVA. The principal office of the Reporting Person is 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108. The principal office of NOVA is 645 Seventh Avenue S.W., Calgary, Alberta T2P 4G8 Canada.

                  The principal business of the Reporting Person is to hold NOVA's U.S. gas services investments. The principal business of NOVA is the manufacturing and marketing of commodity chemicals.

                  Schedules I and II which are attached hereto and incorporated herein in their entirety by reference, set forth the name, residence or business address, citizenship and certain employment information of each of the officers and directors of the Reporting Person and NOVA, respectively.

                  (d) Neither the Reporting Person, nor NOVA, nor to the best knowledge of either the Reporting Person or NOVA, any entity or person with respect to which information is provided in response to this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 26816Q 101                  13D                 PAGE OF 5 OF 8 PAGES


                  (e) Neither the Reporting Person, nor NOVA, nor to the best knowledge of either the Reporting Person or NOVA, any entity or person with respect to which information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The following shall be added following the last paragraph of Item 3:

                  The Merger (as described in Item 4) was effective on February 1, 2000 (the "Effective Date"). On the Effective Date, pursuant to the Merger Agreement, all of the shares of common stock of Dynegy Inc., a Delaware corporation, held by the Reporting Person were exchanged for $541,802,833.70 and 3,348,888 shares of Preferred Stock. Due to the Merger and the election by the Reporting Person to receive cash in exchange for certain of its shares of common stock of Dynegy Inc., a Delware corporation, the Reporting Person's beneficial ownership of Common Stock is now below 5%.

ITEM 4.           PURPOSE OF TRANSACTION.

The following shall be added before the last paragraph of Item 4:

                  On the Effective Date, (i) the Dynegy Voting Agreement, the Voting Agreement and the New NGC Stockholders Agreement were terminated and
(ii) each of the three directors to the Board of Directors of Dynegy Inc., a Delaware corporation, that the NOVA Group was entitled to elect pursuant to the New NGC Stockholders Agreement resigned.

                  As previously disclosed, the Reporting Person intends to liquidate its remaining investment in the New Issuer and continues to explore options to do the same.

CUSIP NO. 26816Q 101                  13D                 PAGE OF 6 OF 8 PAGES

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Item 5 shall be deleted and replaced with the following:

         (a) In computing their respective aggregate percentage ownership of New Common Stock the Reporting Person and NOVA have relied on representatives of the Company stating that 97,883,573 shares of New Common Stock, 40,521,250 shares of Class B Common Stock of the New Issuer ("Class B Common Stock"), and 6,697,776 shares of Preferred Stock, were outstanding. The Class B Common Stock and the Preferred Stock (on an as converted basis) generally vote together with the Common Stock. As of the close of business on February 4, 2000, the Reporting Person was the beneficial owner of 3,937,589 shares of New Common Stock (assuming conversion of the Reporting Person's 3,348,888 shares of Preferred Stock at a conversion rate of approximately 0.9638 into 3,227,532 shares of New Common Stock with voting power of 1.22 shares per share of New Common Stock for a total beneficial ownership of 3,937,589), constituting approximately 2.69% of the total beneficial ownership of the New Common Stock, Class B Common Stock and Preferred Stock outstanding.

                  NOVA does not own any shares of the New Issuer directly, but may be deemed to share beneficial ownership of all of the shares of New Common Stock owned by the Reporting Person by virtue of the ownership relationship described in Item 2.

                  To the knowledge of the Reporting Person and NOVA, only the following persons listed on Schedules I and II owns any of the New Issuer's shares of New Common Stock:


                                       Name               Number of Shares
                                       ----               ----------------
                                 Jeffrey M. Lipton               224
                                 A. Terence Poole                266

                  The Reporting Person and NOVA disclaim ownership of any such shares of New Common Stock.

          (b) Subject to its obligations under the agreements described in this Schedule 13D, the Reporting Person has the sole power to vote and dispose of the 3,348,888 shares of Preferred Stock (and the New Common Stock into which it is convertible as described above) owned directly by it. Although the Reporting Person has sole voting rights, NOVA may be deemed to share voting and dispositive power with regard to such shares by virtue of its ownership of 100% of the Reporting Person.

         (c) Other than as described in items 4 and 5, the Reporting Person had no transactions in the shares of New Common Stock in the sixty-day period ended February 4, 2000.

CUSIP NO. 26816Q 101                  13D                 PAGE OF 7 OF 8 PAGES


         (d) Except as described above, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of New Common Stock beneficially owned by the Reporting Person and NOVA.

         (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the New Common Stock on February 1, 2000.

CUSIP NO. 26816Q 101                  13D                 PAGE OF 8 OF 8 PAGES


                  After reasonable inquiry and to the best of the undersigneds' knowledge and believe, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2000

                             NOVA CHEMICALS CORPORATION

                             By:    /s/ Bentley Woudstra
                                ------------------------------------
                                Name:   Bentley Woudstra
                                Title   Vice President and Corporate Secretary

                             NOVA GAS SERVICES (U.S.) INC.

                             By:   /s/  Bentley Woudstra
                                ------------------------------------
                                Name:   Bentley Woudstra
                                Title:  Vice President

                                   SCHEDULE I

 Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Gas Services (U.S.) Inc.


-------------------------------------- ------------------- ------------- -------------------------
NAME                                    DIRECTOR/OFFICER    CITIZENSHIP   PRINCIPAL OCCUPATION
-------------------------------------- ------------------- ------------- -------------------------
Ernest V. Dean                          Director/Officer    U.S.          Secretary


-------------------------------------- ------------------- ------------- -------------------------
Jeffrey M. Lipton                       Director            U.S.          President and Chief
                                                                          Executive Officer of
                                                                          NOVA Chemicals
                                                                          Corporation
-------------------------------------- ------------------- ------------- -------------------------
Jack S. Mustoe                          Director            Canada        Senior Vice President,
                                                                          Legal and General
                                                                          Counsel of NOVA
                                                                          Chemicals Corporation
-------------------------------------- ------------------- ------------- -------------------------
John R. Umlah                           Director/Officer    U.S.          President


-------------------------------------- ------------------- ------------- -------------------------
Bentley M. Woudstra                     Officer             Canada        Corporate Secretary of
                                                                          NOVA Chemicals
                                                                          Corporation
-------------------------------------- ------------------- ------------- -------------------------



-------------------------------------- --------------------------------- -------------------------
NAME                                    NAME AND ADDRESS OF EMPLOYER      BUSINESS OF EMPLOYER
-------------------------------------- --------------------------------- -------------------------
Ernest V. Dean                          NOVA Chemicals Inc.               Manufacturing and
                                        1550 Coraopolis Heights Road      Marketing of Commodity
                                        Moon Township, PA  15108          Chemicals
-------------------------------------- --------------------------------- -------------------------
Jeffrey M. Lipton                       NOVA Chemicals Services Inc.      Management Services
                                        1550 Coraopolis Heights Road
                                        Moon Township, PA  15108

-------------------------------------- --------------------------------- -------------------------
Jack S. Mustoe                          NOVA Chemicals Services Inc.      Management Services
                                        1550 Coraopolis Heights Road
                                        Moon Township, PA  15108

-------------------------------------- --------------------------------- -------------------------
John R. Umlah                           NOVA Chemicals Inc.               Manufacturing and
                                        1550 Coraopolis Heights Road      Marketing of Commodity
                                        Moon Township, PA  15108          Chemicals
-------------------------------------- --------------------------------- -------------------------
Bentley M. Woudstra                     NOVA Chemicals Services Inc.      Management Services
                                        1550 Coraopolis Heights Road
                                        Moon Township, PA  15108
-------------------------------------- --------------------------------- -------------------------

                                   SCHEDULE II

 Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of NOVA Chemicals Corporation.


------------------------------------- ------------------- -------------    ------------------------
NAME                                   OFFICER/DIRECTOR    CITIZENSHIP     PRINCIPAL OCCUPATION
------------------------------------- ------------------- -------------    -------------------------
Dr. F. Peter Boer                      Director            U.S.            President and Chief
                                                                           Executive Officer of
                                                                           Tiger Scientific, Inc.

------------------------------------- ------------------- -------------    -------------------------
Robert E. Dineen, Jr.                  Director            U.S.            Partner of Shearman &
                                                                           Sterling

------------------------------------- ------------------- -------------    -------------------------
L. Yves Fortier, C.C., Q.C.            Director            Canadian        Chairman and Senior
                                                                           Partner of Ogilvy
                                                                           Renault

------------------------------------- ------------------- -------------    -------------------------
Kerry L. Hawkins                       Director            Canadian        President of Cargill
                                                                           Limited

------------------------------------- ------------------- -------------    -------------------------
Jeffrey M. Lipton                      Director/Officer    U.S.            President and Chief
                                                                           Executive Officer of
                                                                           NOVA Chemicals
                                                                           Corporation
------------------------------------- ------------------- -------------    -------------------------
Gerald J. Maier                        Director/Officer    Canadian        Vice Chairman of
                                                                           NOVA Chemicals
                                                                           Corporation
------------------------------------- ------------------- -------------    -------------------------
James M. Edward (Ted) Newall O.C.      Director/Officer    Canadian        Chairman of NOVA
                                                                           Chemicals Corporation

------------------------------------- ------------------- -------------    -------------------------
Dr. Nicholas Pappas                    Director            U.S.            President and Chief
                                                                           Executive Officer of
                                                                           BioTraces, Inc.

------------------------------------- ------------------- -------------    -------------------------
Robert L. Pierce, Q.C.                 Director            U.S./Canadian   Chairman and Chief
                                                                           Executive Officer of
                                                                           Foothills Pipe Lines
                                                                           Ltd.
------------------------------------- ------------------- -------------    -------------------------


------------------------------------- ------------------- -------------    -------------------------
NAME                                   NAME AND ADDRESS OF EMPLOYER        BUSINESS OF EMPLOYER
------------------------------------- ------------------- -------------    -------------------------
Dr. F. Peter Boer                      Tiger Scientific, Inc.              Science and technology,
                                       47 Country Road South               consulting and
                                       Boynton Beach, Florida  33436       investments
                                       U.S.A.
------------------------------------- ------------------- -------------    -------------------------
Robert E. Dineen, Jr.                  Shearman & Sterling                 Attorneys-at-Law
                                       599 Lexington Avenue
                                       New York. N.Y.  10022
                                       U.S.A.
------------------------------------- ------------------- -------------    -------------------------
L. Yves Fortier, C.C., Q.C.            Ogilvy Renault                      Barristers and
                                       1981 McGill College Avenue,         Solicitors
                                       Suite 1200
                                       Montreal, PQ   H3A 3C1
------------------------------------- ------------------- -------------    -------------------------
Kerry L. Hawkins                       Cargill Limited                     Grain handlers and
                                       Box 5900                            merchants, transporters
                                       300, 240 Graham Avenue              and processors of
                                       Winnipeg, MB                        agricultural products
                                       R3C 4C5
------------------------------------- ------------------- -------------    -------------------------
Jeffrey M. Lipton                      NOVA Chemicals Services Inc.        Management Services
                                       1550 Coraopolis Heights Road
                                       Moon Township, PA  15108

------------------------------------- ------------------- -------------    -------------------------
Gerald J. Maier                        TransCanada PipeLines Limited       Energy services
                                       3400, 237 Fourth Avenue S.W.
                                       Calgary, Alberta
                                       T2P 5A4

------------------------------------- ------------------- -------------    -------------------------
James M. Edward (Ted) Newall O.C.      Newall and Associates               Management Consulting
                                       2015, 855 - 2nd Street S.W.
                                       Calgary, Alberta
                                       T2P 4J8
------------------------------------- ------------------- -------------    -------------------------
Dr. Nicholas Pappas                    BioTraces, Inc.                     Environmental consulting
                                       606 Swallow Hollow Road
                                       Centerville, Delaware  19807
                                       U.S.A.
------------------------------------- ------------------- -------------    -------------------------
Robert L. Pierce, Q.C.                 Foothills Pipe Lines Ltd.           Pipeline transportation
                                       c/o 33rd Floor,
                                       707 - 8th Avenue S.W.
                                       Calgary, Alberta  T2P
------------------------------------- ------------------- -------------    -------------------------


------------------------------------- ------------------- -------------  -------------------------
NAME                                   OFFICER/DIRECTOR    CITIZENSHIP    PRINCIPAL OCCUPATION
------------------------------------- ------------------- -------------  -------------------------
Janice G. Rennie, F.C.A.               Director            Canadian       President




------------------------------------- ------------------- -------------  -------------------------
Joseph D. Thompson                     Director            Canadian       Chairman of PCL
                                                                          Construction Group Inc.


------------------------------------- ------------------- -------------  -------------------------
A. Terence Poole                       Officer             Canadian       Executive Vice
                                                                          President, Finance and
                                                                          Strategy of NOVA
                                                                          Chemicals Corporation
------------------------------------- ------------------- -------------  -------------------------
Daniel W. Boivin                       Officer             Canadian       Senior Vice President
                                                                          and President, Olefins/
                                                                          Polyolefins of NOVA
                                                                          Chemicals Corporation
------------------------------------- ------------------- -------------  -------------------------
Wayne E. Lunt                          Officer             Canadian       Senior Vice President
                                                                          and Chief Financial
                                                                          Officer of NOVA
                                                                          Chemicals Corporation
------------------------------------- ------------------- -------------  -------------------------
Lawrence A. MacDonald                  Officer             Canadian       Senior Vice President,
                                                                          Manufacturing East of
                                                                          NOVA Chemicals
                                                                          Corporation
------------------------------------- ------------------- -------------  -------------------------
Jack S. Mustoe                         Officer             Canadian       Senior Vice President,
                                                                          Legal and General
                                                                          Counsel of NOVA
                                                                          Chemicals Corporation
------------------------------------- ------------------- -------------  -------------------------
Sheila H. O'Brien                      Officer             Canadian       Senior Vice President,
                                                                          Human Resources, Public
                                                                          Affairs and Investor
                                                                          Relations of NOVA
                                                                          Chemicals Corporation
------------------------------------- ------------------- -------------  -------------------------
Dale H. Spiess                         Officer             U.S.           Senior Vice President,
                                                                          Polyethylene Sales and
                                                                          Marketing of NOVA
                                                                          Chemicals Corporation
------------------------------------- ------------------- -------------  -------------------------
James M. Stanford                      Director            Canadian       Chairman Petro-Canada



------------------------------------- ------------------- -------------  -------------------------
John L. Wheeler                        Officer             U.S.           Senior Vice President
                                                                          and
                                                                          Chief Information
                                                                          Officer of NOVA
                                                                          Chemicals Corporation
------------------------------------- ------------------- -------------  -------------------------

------------------------------------- ------------------- -------------  -------------------------
NAME                                   NAME AND ADDRESS OF EMPLOYER       BUSINESS OF EMPLOYER
------------------------------------- ------------------- -------------  -------------------------
Janice G. Rennie, F.C.A.               Rennie & Associates                Technology consulting
                                       2445 Manulife Place
                                       10180-101 Street
                                       Edmonton, Alberta
                                       T5J 354
------------------------------------- ------------------- -------------  -------------------------
Joseph D. Thompson                     PCL Construction Group Inc.        General construction
                                       5410 - 99th Street                 contractors
                                       Edmonton, Alberta
                                       T6E 3P4
------------------------------------- ------------------- -------------  -------------------------
A. Terence Poole                       NOVA Chemicals Corporation         See Item 2
                                       2300 - 645 7th Avenue S.W.
                                       Calgary, Alberta
                                       T2P 4G8
------------------------------------- ------------------- -------------  -------------------------
Daniel W. Boivin                       NOVA Chemicals Corporation         See Item 2
                                       1550 Coraopolis Heights Road
                                       Moon Township, PA  15108
------------------------------------- ------------------- -------------  -------------------------
Wayne E. Lunt                          NOVA Chemicals Corporation         See Item 2
                                       2300 - 645 7th Avenue S.W.
                                       Calgary, Alberta
                                       T2P 4G8
------------------------------------- ------------------- -------------  -------------------------
Lawrence A. MacDonald                  NOVA Chemicals Corporation         See Item 2
                                       2300 - 645 7th Avenue S.W.
                                       Calgary, Alberta
                                       T2P 4G8
------------------------------------- ------------------- -------------  -------------------------
Jack S. Mustoe                         NOVA Chemicals Services Inc.       Management Services
                                       1550 Coraopolis Heights Road
                                       Moon Township, PA  15108

------------------------------------- ------------------- -------------  -------------------------
Sheila H. O'Brien                      NOVA Chemicals Corporation         See Item 2
                                       2300 - 645 7th Avenue S.W.
                                       Calgary, Alberta
                                       T2P 4G8

------------------------------------- ------------------- -------------  -------------------------
Dale H. Spiess                         NOVA Chemicals Inc.                Manufacturing and
                                       1550 Coraopolis Heights Road       marketing of commodity
                                       Moon Township, PA  15108           chemicals

------------------------------------- ------------------- -------------  -------------------------
James M. Stanford                      Petro Canada Inc.                  Oiland gas exploration
                                       150 6 Ave SW                       and production
                                       Calgary, RT
                                       T2P 3E3
------------------------------------- ------------------- -------------  -------------------------
John L. Wheeler                        NOVA Chemicals Corporation         See Item 2
                                       2300 - 645 7th Avenue S.W.
                                       Calgary, Alberta
                                       T2P 4G8

------------------------------------- ------------------- -------------  -------------------------